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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 23)

CENTRAL GOLDTRUST
(Name of Subject Company)

SPROTT ASSET MANAGEMENT LP
SPROTT ASSET MANAGEMENT GOLD BID LP
SPROTT ASSET MANAGEMENT GOLD BID GP INC.
SPROTT PHYSICAL GOLD TRUST
(Offerors)
(Names of Filing Persons)

UNITS
(Title of Class of Securities)

153546106
(Cusip Number of Class of Securities)

Sprott Asset Management LP
Suite 2700, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
Canada M5J 2J1
(416) 362-7172
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Kirstin H. McTaggart Sprott Asset Management LP Suite 2700, South Tower Royal Bank Plaza, 200 Bay Street Toronto, Ontario, Canada M5J 2J1 (416) 362-7172	Christopher J. Cummings, Esq.
Edwin S. Maynard, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto-Dominion Centre
77 King Street West, Suite 3100
Toronto, Ontario, Canada M5K 1J3
(416) 504-0520	John Ciardullo, Esq. Mikhel Voore, Esq. Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5L 1B9 (416) 869-5500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$814,900,275	$162,980.06

*
Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$42.225, which is the average of the high and low sale prices of Central GoldTrust units as reported on the NYSE MKT on May 20, 2015, and (ii) 19,299,000 Central GoldTrust units in the aggregate that may be received by Sprott Physical Gold Trust or cancelled in the transaction described herein.

**
The amount of the filing fee was calculated as 1/50 of 1% of the transaction value in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. Previously paid.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $94,691.41	Filing Party: Sprott Physical Gold Trust
Form or Registration No.: Form F-10	Date Filed: May 27, 2015
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 23 (this "Amendment No. 23") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on May 27, 2015 (the "Schedule TO") by (i) Sprott Asset Management Gold Bid LP, a limited partnership created under the laws of the Province of Ontario (the "Offeror") and owned and controlled by Sprott Asset Management LP (the "Manager"), the manager of Sprott Physical Gold Trust (the "Trust"), a closed-end mutual fund trust established under the laws of the Province of Ontario; (ii) the General Partner (as defined below); (iii) the Manager and (iv) the Trust. The only limited partner of the Offeror is the Manager, and the only general partner of the Offeror is Sprott Asset Management Gold Bid GP Inc., a wholly owned subsidiary of the Manager (the "General Partner"). The Schedule TO, as amended, and this Amendment No. 23 relate to the offer to purchase (the "Offer") by the Offeror all of the issued and outstanding units (the "Units") of Central GoldTrust ("GTU"), a trust established under the laws of the Province of Ontario (NYSE MKT: GTU / TSX: GTU-U), in exchange for units of the Trust, upon the terms and subject to the conditions set forth in the Offeror's offer and circular, dated May 27, 2015 (the "Original Offer and Circular"), as amended by the Notice of Extension and Variation, dated June 22, 2015, the Notice of Extension and Variation, dated July 7, 2015, the Corrected Notice of Extension and Variation, dated July 7, 2015, the Notice of Extension and Variation, dated August 4, 2015 (each, a "Notice of Extension and Variation"), the Notice of Change, dated August 18, 2015, and the Notice of Change, dated August 28, 2015 (each, a "Notice of Change" and, collectively with the Original Offer and Circular and the Notices of Extension and Variation, the "Offer and Circular"), and the related letter of transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(xviii), (a)(1)(xxiv), (a)(1)(xxv), (a)(1)(xxxii), (a)(1)(xl), (a)(1)(xliii) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer Documents"). The information set forth in the Offer Documents is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, the Schedule TO, and is supplemented by the information specifically provided herein. Except as specifically provided herein, this Amendment No. 23 does not modify any of the information previously reported on the Schedule TO.

Item 4.    Terms of the Transaction

1.     Amendments to the Original Offer and Circular

        The Offeror has appointed Sprott Wealth Management LP to serve as Dealer Manager in connection with the Offer in Canada and Sprott Global Resource Investments, Ltd. as Dealer Manager in connection with the Offer in the United States. Sprott Wealth Management LP intends to form a soliciting dealer group comprised of members of the Investment Industry Regulatory Organization of Canada and members of the TSX to solicit acceptances of the Offer in Canada and Sprott Global Resource Investments, Ltd. to solicit acceptances of the Offer in the United States. Accordingly, the Offeror has amended and restated certain portions of the Original Offer and Circular as follows:

  •
  The following sentences are added immediately following the first and only paragraph under the heading "Information Agent" on page 19 of the Original Offer and Circular:

    "Dealer Managers and Soliciting Dealer Group

    The Offeror has appointed Sprott Wealth Management LP, an affiliate of the Manager, to serve as Dealer Manager in connection with the Offer in Canada and Sprott Global Resource Investments, Ltd., also an affiliate of the Manager, as Dealer Manager in connection with the Offer in the United States. Sprott Wealth Management LP and Sprott Global Resource Investments, Ltd. each intend to form a soliciting dealer group (the "Soliciting Dealer Group"), in the case of Sprott Wealth Management LP, comprised of members of the Investment Industry Regulatory Organization of Canada and members of the TSX to solicit acceptances of the Offer in Canada and, in the case of Sprott Global Resource Investments, Ltd., comprised of members of the Financial Industry Regulatory Authority to solicit acceptances of the Offer in the United States. The Dealer Managers will not receive any compensation or indemnification in connection with the Offer.

    See Section 26 of the Circular, "Dealer Managers and Soliciting Dealer Group"."

  •
  The third paragraph under the heading "Other Terms of the Offer" on page 36 of the Original Offer and Circular is hereby deleted and replaced with:

    "No broker, dealer or other person (including the Depositary, the Information Agent or any Soliciting Dealer) has been authorized to give any information or to make any representation or warranty on behalf of the Offeror, the Manager, Sprott Physical Gold Trust or any of their respective affiliates in connection with the Offer other than as contained in the Offer and Circular and Letter of Transmittal and if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized."

  •
  Section 26 of the Original Offer and Circular, "Dealer Managers and Soliciting Dealer Group" (found on page 74 thereof) is hereby deleted and replaced by:

    "The Offeror has appointed Sprott Wealth Management LP, an affiliate of the Manager, to serve as Dealer Manager in connection with the Offer in Canada and Sprott Global Resource Investments, Ltd., also an affiliate of the Manager, as Dealer Manager in connection with the Offer in the United States. Sprott Wealth Management LP and Sprott Global Resource Investments, Ltd. intend to each form a soliciting dealer group (the "Soliciting Dealer Group"), in the case of Sprott Wealth Management LP, comprised of members of the Investment Industry Regulatory Organization of Canada and members of the TSX to solicit acceptances of the Offer in Canada and, in the case of Sprott Global Resource Investments, Ltd., comprised of members of the Financial Industry Regulatory Authority to solicit acceptances of the Offer in the United States. Each member of the Soliciting Dealer Group is referred to herein as a "Soliciting Dealer". The Dealer Managers will not receive any compensation or indemnification in connection with the Offer.

    The Offeror has (subject to the next two sentences) agreed to pay to each Soliciting Dealer a fee of U.S.$0.1358 for each GTU Unit deposited through such Soliciting Dealer and either: (i) taken-up and paid for by the Offeror under the Offer; or (ii) provided the Merger Transaction is completed, deemed to be withdrawn from the Offer under the Merger Election, based on, among other things, the claims submitted, CDS and DTC participant deposits and the CDS and DTC participant list as at the Expiry Time. The aggregate amount payable with respect to any single beneficial holder of GTU Units will not be less than U.S.$50.00 and not be more than U.S.$1,500.00, provided that no fee will be payable in respect of deposits of less than 300 GTU Units per beneficial holder. When GTU Units deposited are beneficially owned by more than one person, only one minimum and maximum amount will be applied. The Offeror may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to the Offeror before payment of such solicitation fees.

    Investment advisors or registered representatives employed by the Soliciting Dealers may solicit their clients to tender their GTU Units to the Offer. Soliciting Dealers may pay an investment advisor or registered representative a portion of the solicitation fee for each GTU Unit tendered to the Offer by clients of or served by the investment advisor or registered representative.

    Depositing GTU Unitholders will not be obligated to pay any fee or commission if they accept the Offer by using the services of the Dealer Managers or a Soliciting Dealer.

    Other than the soliciting dealer arrangements described above and compensation (which would equal approximately Cdn.$1.5 million if the Offer is successful) payable to Kingsdale Shareholder Services as the Information Agent, the Offeror has not agreed to pay any fees or commission to any stockbroker, dealer or other person for soliciting tenders or deposits of GTU Units under the Offer; provided that the Offeror may make other arrangements with soliciting dealers, dealer managers or information agents, either within or outside of Canada for customary compensation during the Offer if it considers it appropriate to do so."

  •
  The following definition is added immediately following the definition of "CRA" on page 76 of the Original Offer and Circular:

    ""Dealer Managers" means Sprott Wealth Management LP and Sprott Global Resource Investments, Ltd., in their roles as dealer manager in connection with the Offer, in Canada and the United States, respectively."

  •
  The following definitions are added immediately following the definition of "SEDAR" on page 81 of the Original Offer and Circular:

    ""Soliciting Dealer" has the meaning given to that term in Section 26 of the Circular, "Dealer Managers and Soliciting Dealer Group".

    "Soliciting Dealer Group" has the meaning given to that term in Section 26 of the Circular, "Dealer Managers and Soliciting Dealer Group"."

Item 12.    Exhibits.

        Item 12 of the Schedule TO is amended and supplemented by adding the following:

        (a)(1)(xliii) Notice of Change, dated August 28, 2015.

        See Exhibit Index.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2015

SPROTT ASSET MANAGEMENT GOLD BID LP By Sprott Asset Management Gold Bid GP Inc., its general partner
By:	/s/ JOHN WILSON Name: John Wilson Title: President
SPROTT ASSET MANAGEMENT GOLD BID GP INC.
By:	/s/ JOHN WILSON Name: John Wilson Title: President
SPROTT ASSET MANAGEMENT LP By Sprott Asset Management GP Inc., its general partner
By:	/s/ JOHN WILSON Name: John Wilson Title: Chief Executive Officer
SPROTT PHYSICAL GOLD TRUST By Sprott Asset Management LP, as manager of the Trust
By:	/s/ JOHN WILSON Name: John Wilson Title: Chief Executive Officer

EXHIBIT INDEX

Index No.
(a)(1)(i)**	Offer and Circular, dated May 27, 2015.
(a)(1)(ii)**	Form of Letter of Transmittal.
(a)(1)(iii)*	Press Release dated April 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 23, 2015).
(a)(1)(iv)*	Video Transcript dated April 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 23, 2015).
(a)(1)(v)*	Letter from the CEO of the Trust to the Trust's unitholders, dated April 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 24, 2015).
(a)(1)(vi)*	Press Release dated April 28, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 28, 2015).
(a)(1)(vii)*	Press Release dated May 27, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(viii)*	Investor Relations Presentation dated May 27, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(ix)*	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(x)**	Form of Merger Agreement by and among the Trust, the Offeror and GTU.
(a)(1)(xi)*

The Annual Information Form of the Trust for the year ended December 31, 2014 (incorporated by reference to Exhibit 99.5 to the Trust's Form 40-F (Commission File No. 001-34638) filed with the Commission on March 30, 2015 (the "Form 40-F")).

(a)(1)(xii)*

The annual audited consolidated financial statements of the Trust for the years ended December 31, 2014 and December 31, 2013 and notes and the auditor's report in respect thereof, and management's report of fund performance for the financial years ended December 31, 2014 and December 31, 2013 (incorporated by reference to Exhibit 99.6 to the Form 40-F).

(a)(1)(xiii)*

The unaudited interim financial statements of the Trust for the three months ended March 31, 2015 and management's report of fund performance for the three months ended March 31, 2015 (incorporated by reference to Exhibit 99.1 to the Trust's Form 6-K (Commission File No. 001-34638) filed with the Commission on May 11, 2015.

(a)(1)(xiv)**	Soliciting script dated June 1, 2015.
(a)(1)(xv)**	Q&A dated June 3, 2015.
(a)(1)(xvi)**	Press release dated June 11, 2015.
(a)(1)(xvii)*	Press release dated June 22, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 22, 2015).
(a)(1)(xviii)**	Notice of Extension and Variation, dated June 22, 2015.
(a)(1)(xix)*	Press release dated June 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 23, 2015).
(a)(1)(xx)*	Letter from the Manager to GTU Unitholders, dated June 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 24, 2015).

Index No.
(a)(1)(xxi)*	Email from the Manager to certain financial institutions, dated June 25, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 25, 2015).
(a)(1)(xxii)*	Press release dated June 29, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 29, 2015).
(a)(1)(xxiii)*	Press release dated July 7, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 7, 2015).
(a)(1)(xxiv)**	Notice of Extension and Variation, dated July 7, 2015.
(a)(1)(xxv)**	Corrected Notice of Extension and Variation, dated July 7, 2015.
(a)(1)(xxvi)*	Revised Soliciting Script, dated July 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 24, 2015).
(a)(1)(xxvii)*	Letter from the Manager to GTU Unitholders, dated July 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 24, 2015).
(a)(1)(xxviii)*	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 27, 2015).
(a)(1)(xxix)*	Clickthrough ads related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 27, 2015).
(a)(1)(xxx)*	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 28, 2015).
(a)(1)(xxxi)*	Press release dated August 3, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 3, 2015).
(a)(1)(xxxii)**	Notice of Extension and Variation, dated August 4, 2015.
(a)(1)(xxxiii)*	Press release dated August 5, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 5, 2015).
(a)(1)(xxxiv)*	Letter from the Manager to GTU Unitholders, dated August 5, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 6, 2015).
(a)(1)(xxxv)*	Press release dated August 6, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 6, 2015).
(a)(1)(xxxvi)*	Email to investor community, dated August 6, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 6, 2015).
(a)(1)(xxxvii)*	Transcript of ReutersTV Interview related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 18, 2015).
(a)(1)(xxxviii)*	Press release dated August 18, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 18, 2015).
(a)(1)(xxxix)*	Press release dated August 18, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 18, 2015).
(a)(1)(xl)**	Notice of Change, dated August 18, 2015.
(a)(1)(xli)*	Letter from the Manager to GTU Unitholders, dated August 19, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 19, 2015).
(a)(1)(xlii)*	Press release dated August 28, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 28, 2015).
(a)(1)(xliii)	Notice of Change, dated August 28, 2015.
(b)	Not applicable.
(d)(i)**	Form of Soliciting Dealer Group Agreement.
(g)	Not applicable.
(h)	Not applicable.

*
Incorporated by reference.
**
Previously filed.

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SIGNATURE